Exhibit 99.2

China Online Education Group Announces Receipt of a Non-Binding Proposal to Acquire Mainland China Business of the Company

BEIJING, March 24, 2022 -- China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, announced that its board of directors (the “Board”) has received a non-binding proposal letter (the “Proposal Letter”), dated March 24, 2022, from Mr. Jiajia Jack Huang, chairman of the Board and chief executive officer of the Company (“Mr. Huang”), stating that “Considering the increasingly stringent restrictions of the applicable PRC laws and regulations on the business of the Company and the adverse effect arising from it, ” he proposed to acquire all of the Company’s businesses in China Mainland, including all associated liabilities and assets. Such businesses include K-12 English lessons taught by foreign teachers, all-round proficiency (also known as SuYang) lessons taught by Chinese teachers, and post-secondary English lessons taught by foreign teachers (collectively, the “Mainland Business”), by acquiring all of the equity interests of China Online Education (HK) limited ( “COE HK”), its subsidiaries and the variable interest entities controlled by the Company (collectively, the “Target Companies”). The proposed purchase price for the Target Companies is US$1 because Mr. Huang believes that the total enterprise value of the Target Companies is equivalent to the existing total liabilities and obligations (including advances from students in Mainland China) of the Target Companies.

The Company’s overseas business outside China Mainland and its associated liabilities and assets are not part of the proposed transaction and will be the Company’s strategic focus going forward.

The Board has formed a special committee to evaluate the proposed transaction. The special committee includes Mr. Roy Rong and Mr. Xiaoguang Wu, both independent directors. Mr. Roy Rong was appointed the chairman of the special committee by the Board.

There can be no assurance that (i) the Proposal Letter will not be withdrawn, (ii) any definitive agreement will be entered into; (iii) the proposed transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable laws.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

ir@51talk.com